                                                                                                                        Rio de Janeiro, January 31st, 2007

CSN is a leading global steel producer with operations in Latin America, North America, and Europe. The Company is a fully integrated steel producer, the largest coated steel producer in Brazil, with current capacity of 5.6 million tons of crude steel, 5.1 million tons of rolled products and 2.9 million tons of coated steel capacity. Over 50% of CSN’s production consists of high value added steel products. CSN is also the sole tin-plate producer in Brazil and the fifth largest producer of tin plate in the world.

CSN's process is based on the integrated steelworks concept that uses the Company's own sources of iron ore, limestone and dolomite. Besides its captive mines, CSN controls logistics assets - ports and railways - which enable an extremely cost efficient operation. This concept allows CSN to continuously capture important levels of synergies, thus assuring its position as one of the most cost competitive steel producers in the world.

CSN ANNOUNCES THE OUTCOME OF ITS PARTICIPATION IN THE AUCTION FOR
THE ACQUISITION OF THE ANGLO-DUTCH CORUS GROUP PLC

Rio de Janeiro/São Paulo, January 31, 2007 – Companhia Siderúrgica Nacional - CSN - (BOVESPA: CSNA3; NYSE: SID), one of the most competitive global integrated steel complexes, announces that its subsidiary "CSN Acquisitions Limited" participated in the auction run by the U.K. Takeover Panel, which took place yesterday on January 30, 2007, where both CSN and Tata Steel UK Limited reviewed their respective takeover bids on Anglo-Dutch steelmaker Corus Group plc.

The auction outcome announced yesterday by the Takeover Panel: CSN offered 603 pence in cash for each common share of Corus' capital stock and Tata, on its turn, offered 608 pence for each common share of Corus, thus, being the winner in the auction held yesterday.

With the formalization of Corus' acquisition, the following is expected to occur:

    1.    CSN will be entitled to sell 34,072,613 shares of Corus' capital stock by the reviewed final price offered by Tata;
    2.    As set forth in the agreement for implementation entered into between "CSN Acquisitions" and Corus on December 10, 2006, "CSN Acquisitions" will be entitled to receive from Corus the "Incentive Remuneration" corresponding to 1% of the reviewed final price proposed by "CSN Acquisitions" for the acquisition of the Company.

Benjamin Steinbruch, CEO of CSN commented about the auction held yesterday:

"CSN is still committed to its broadly disseminated strategy of the internationalization of its activities, as well as to the investments in progress.  Our investments aim at tripling our crude steel production capacity, starting with the additional 4.5 million tonnes of annual production of slabs in Itaguaí (Rio de Janeiro), as well as the expansion of annual 16 million tonnes of iron ore production in Casa de Pedra, to more than 50 million tonnes extracted annually.  We will also be inaugurating in the early second fortnight of February a new sea terminal destined to export iron ore from our Itaguaí port."

Benjamin Steinbruch added:

"Concerning Corus auction, obviously, we would have preferred a different outcome.  However, we decided not to exceed our pre-established limits of investment and indebtedness.  Beyond such limits, we would not be assuring the adequate return rates to our shareholders".  Steinbruch also added that:  "We congratulate the Tata Group for its acquisition and we are confident that the steel industry consolidation process is just starting.  Therefore there will be new and better growth opportunities for CSN in the future, to which we will always be prepared."

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IR Team José Marcos Treiger IR Director treiger@csn.com.br (55 11) 3049-7502	David Moise Salama IR Manager david.salama@csn.com.br (55 11) 3049-7588	Cláudio Pontes IR Specialist Cláudio.pontes@csn.com.br (55 11) 3049-7592